CIBC Annual Accountability Report 2005 available
TORONTO, December 8, 2005 — CIBC (NYSE: BCM, TSX: CM) — today announced that its Annual Accountability Report 2005 will be posted online and available to analysts, investors, media and the general public at www.cibc.com, About CIBC on Monday, December 12, 2005.
We invite you to review the report that combines the 2005 Annual Report with the 2005 Public Accountability Statement, and provides an integrated review of CIBC’s strategies and performance to all of its stakeholders.
The print version of CIBC’s Annual Accountability Report 2005 and annual meeting proxy materials will be mailed to CIBC’s common shareholders in early February, 2006.

Analyst inquiries should be directed to John Ferren, Vice-President, Investor Relations at 416-980-2088. Media inquiries should be directed to Mary Lou Frazer, Senior Director, Investor and Financial Communications at 416-980-4111. Public Accountability Statement inquiries should be directed to Gregory Tsang, Vice-President, Government Relations and Strategy at 416-980-4250.